Page 1 of 5

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-1(a))

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. _________)1

                                 ENERCORP, INC.
                                 --------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                  292906 20 3
                                  ------------
                                 (CUSIP Number)

                       Charles Maginnis (Reporting Person)
                      c/o Corporate Securities Group, Inc.
                              Attn: George Burmann
                         7600 Southland Blvd., Suite 101
                                Orlando, FL 32809
            ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 23, 1998
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _____

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                                   (Continued on following page)


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292906 20 3               13D                              Page 2 of 5


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles Maginnis

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) ___
                                                                    (b) ___


3        SEC USE ONLY


4        SOURCE OF FUNDS*

         PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) _____

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         US

NUMBER OF                  7        SOLE VOTING POWER -- 35,000 Shares
    SHARES
BENEFICIALLY               8        SHARED VOTING POWER -- 0 Shares
 OWNED BY
      EACH                 9        SOLE DISPOSITIVE POWER -- 35,000 Shares
 REPORTING
PERSON WITH                10       SHARED DISPOSITIVE POWER -- 0 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  35,000 SHARES

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* ____

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.9%

14       TYPE OF REPORTING PERSON*

         IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 292906 20 3               13D                              Page 3 of 5

Item 1.   Security and Issuer.

Common Stock

Enercorp, Inc.
7001 Orchard Lake Road, Suite 424
West Bloomfield, MI 48322
248-851-5654

Item 2.   Identity and Background.

(a)      Charles Maginnis

(b)      Cocoa Village
         254 Brevard Ave.
         Cocoa, Florida 32922

(c)      Individual Investor.  See address listed above.

(d)      Not applicable.

(e)      Not applicable.

(f)      United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Approximately $128,500 in personal funds.

Item 4.   Purpose of Transaction.

The Reporting Person acquired the shares of Common Stock for investment purposes because he believes the Issuer offers extraordinary value at current prices since the assets of the Issuer far exceed recent market prices. The Issuer's two current holdings, approximately 1.8 million shares of Williams Controls, Inc. (Nasdaq WMCO) and approximately 2 million shares of Ajay Sports, Inc. (Nasdaq
AJAY) have recently exhibited solid growth/turnaround potential representing a solid foundation to build and diversify upon. The Reporting Person feels that given the opportunity, the Issuer's current management team will be able to expand the asset base of the Issuer and expose the true value of this uniquely positioned business development company to the benefit of all shareholders.

The Reporting Person does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer, other than to the extent the Reporting Person may acquire additional shares for investment purposes;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 292906 20 3               13D                              Page 4 of 5

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 35,000 shares of Common Stock of the Issuer, representing 5.9 % of the outstanding securities of the issuer as reported in the most recently available filing with the Commission by the issuer.

     (b) The Reporting Person has the sole voting and dispositive power with respect to all 35,000 shares reference in subsection (a) above.

     (c) The Reporting Person has acquired the 35,000 shares in open market transactions occurring between October 17, 1997 and May 1, 1998 at prices ranging from $1 5/8 to $5 per share. Set forth below is a list of each transaction which occurred during the 60 days preceding May 2, 1998:

Date           Amount of Securities     Price Per Share     Transaction Type
----           --------------------     ---------------     ----------------

3/9/98         500 shares               $1 5/8              open market purchase
3/18/98        2,500 shares             $2 5/8              open market sale
3/31/98        2,500 shares             $21/2               open market purchase
4/2/98         5,000 shares             $2 15/16            open market purchase
4/2/98         5,000 shares             $2 13/16            open market purchase
4/6/98         2,500 shares             $2 15/16            open market purchase
4/14/98        2,500 shares             $3                  open market purchase
4/17/98        2,500 shares             $4                  open market purchase
4/22/98        2,500 shares             $41/2               open market purchase
4/23/98        1,000 shares             $4 3/4              open market purchase
5/1/98         4,000 shares             $5                  open market purchase


     (d) Not applicable.

     (e) Not applicable.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

CUSIP No. 292906 20 3               13D                              Page 5 of 5


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 1998                                          /s/ Charles Maginnis
                                                     ---------------------------
                                                     Charles Maginnis


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001).